Exhibit 12.1

GE FINANCIAL ASSURANCE HOLDINGS, INC., AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000	1999	1998
Net earnings	$1,077	$1,300	$1,243	$1,059	$866
Provisions for income taxes	440	650	597	430	456
Minority interest	6	5	6	4	—
Cumulative effect of change in accounting principle	380	15	—	(25)	—

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	1,903	1,970	1,846	1,468	1,322
Fixed charges:
Interest expense	138	146	143	95	95
Interest portion of net rentals	30	30	34	23	17

Total fixed charges	168	176	177	118	112
Less capitalized interest, net of amortization	3	1	—	—	—

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle plus fixed charges	$2,068	$2,145	$2,023	$1,586	$1,434

Ratio of earnings to fixed charges	12.3	12.2	11.4	13.4	12.8

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.